Exhibit 99.1

PINTEC Announces Results of 2021 Extraordinary General Meeting

BEIJING, May 7, 2021 (PRNewswire) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that it held its extraordinary general meeting of shareholders (the “EGM”) on May 7, 2021. At the EGM, the shareholders:

1.

resolved as an ordinary resolution that the authorized share capital of the Company be changed to US$250,000, divided into 2,000,000,000 shares of a par value of US$0.000125 each, comprising of (i) 750,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 250,000,000 Class B ordinary shares of a par value of US$0.000125 each, and (iii) 1,000,000,000 shares of no specific class of a par value of US$0.000125 each, by the re-designation of 1,000,000,000 authorized but unissued Class A ordinary shares as shares of no specific class; and

2.

resolved as a special resolution that the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association (the “Amended M&AA”) in the form attached as Exhibit A to the notice of the EGM furnished with the U.S. Securities and Exchange Commission on Form 6-K on April 7, 2021.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit ir.pintec.com.

Company Contact

Joyce Tang

Pintec Technology Holdings Limited

Phone: +86 (10) 8564-3600

E-mail: ir@pintec.com